Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated August 8, 2022 Supplementing the Preliminary Prospectus Supplement dated August 8, 2022
Registration Statement No. 333-255829

Pricing Term Sheet

Becton, Dickinson and Company
4.298% Notes due 2032 (the “Notes”)

Issuer:	Becton, Dickinson and Company (the “Company”)

Aggregate Principal Amount Offered:	$500,000,000

Maturity Date:	August 22, 2032

Coupon (Interest Rate):	4.298%

Price to Public (Issue Price):	100.000% of principal amount

Underwriting Discount:	0.650%

Yield to Maturity:	4.298%

Spread to Benchmark Treasury:	153 basis points

Benchmark Treasury:	2.875% due May 15, 2032

Benchmark Treasury Yield:	2.768%

Interest Payment Dates:	August 22 and February 22, commencing February 22, 2023

Day Count Convention:	30/360

Make-whole Call:	25 basis points (prior to May 22, 2032)

Par Call:	On or after May 22, 2032 (the “Par Call Date”) plus accrued and unpaid interest to, but excluding, the redemption date.

Optional Redemption:	At any time and from time to time prior to the Par Call Date, the Company may, at its option, redeem the Notes, in whole or in part, at a redemption price equal to the greater of:

● 100% of the principal amount of the Notes to be redeemed; and
●
(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points less (b) interest accrued to the date of redemption.

plus, in each case, accrued and unpaid interest thereon to, but excluding, the redemption date.

At any time on or after the Par Call Date, the Company may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Change of Control:
If a change of control triggering event occurs, unless the Company has exercised its right to redeem the Notes as described under “Optional Redemption,” each holder of such Notes will have the right to require the Company to repurchase such Notes, in whole or in part, at a purchase price of 101% of the principal amount thereof plus accrued and unpaid interest to, but excluding, the date of repurchase.

Trade Date:	August 8, 2022

Settlement Date:	August 22, 2022 (T+10)[1]

CUSIP / ISIN Numbers:	075887 CP2 / US075887CP25

Denominations:	$1,000 x $1,000

Expected Ratings*:	Fitch: BBB

Moody’s: Baa2

S&P: BBB

Joint Book-Running Managers:	Academy Securities, Inc. Citigroup Global Markets Inc. Loop Capital Markets LLC Siebert Williams Shank & Co., LLC Wells Fargo Securities, LLC Scotia Capital (USA) Inc.

Co-Managers:	KBC Securities USA LLC R. Seelaus & Co., LLC Roberts & Ryan Investments, Inc. Samuel A. Ramirez & Company, Inc.

Type of Offering:	SEC Registered

Listing:	None

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

[1]
Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the second business day preceding the settlement date will be required, by virtue of the fact that the Notes initially settle on the tenth business day following the Trade Date, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

The Company has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Academy Securities, Inc. toll-free at 1-800-775-2038, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Loop Capital Markets LLC at 1-888-298-8898, Siebert Williams Shank & Co., LLC toll-free at 1-800-924-1311 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

This pricing term sheet supplements the preliminary prospectus supplement dated August 8, 2022 relating to the prospectus dated May 6, 2021.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.